Filed Pursuant to Rule 433
Registration No. 333-161489-02
Free Writing Prospectus dated August 12, 2010

Issuer:	The Detroit Edison Company
Security:	2010 Series B 3.45% Senior Notes due 2020
Size:	$300,000,000
Maturity Date:	October 1, 2020
Coupon:	3.45%
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2011
Price to Public:	99.598%
Spread to Benchmark Treasury:	+80 bps
Benchmark Treasury:	3.50% due May 15, 2020
Benchmark Treasury Yield:	2.697%
Re-offer Yield:	3.497%
Make-whole call:	Prior to July 1, 2020 at Treasury plus 15 bps
Par Call:	On or after July 1, 2020
Trade Date:	August 12, 2010
Settlement Date:	T+5; August 19, 2010
CUSIP:	250847 EF3
Joint Book-Running Managers:	Banc of America Securities LLC
Barclays Capital Inc.
Scotia Capital (USA) Inc.
Co-Managers:	KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
RBS Securities Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Barclays Capital Inc. toll-free at 1-888-603-5847, or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.